SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS CHRISTOPHER W. BETTS WILL H. CAI ^ GEOFFREY CHAN * ANDREW L. FOSTER * CHI T. STEVE KWOK * EDWARD H.P. LAM ♦* HAIPING LI * RORY MCALPINE ♦ CLIVE W. ROUGH ♦ JONATHAN B. STONE *	世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING
^ (ALSO ADMITTED IN CALIFORNIA) ♦ (ALSO ADMITTED IN ENGLAND & WALES) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA) BRADLEY A. KLEIN (ILLINOIS)		BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

July 16, 2018

VIA EDGAR

Jan Woo, Legal Branch Chief

David Edgar, Staff Accountant

Christine Dietz, Assistant Chief Accountant

Bernard Nolan, Attorney-Adviser

Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Pintec Technology Holdings Limited
Registration Statement on Form F-1
CIK No. 0001716338

Dear Ms. Woo, Mr. Edgar, Ms. Dietz, Mr. Nolan and Ms. Jacobs:

On behalf of our client, Pintec Technology Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted to the Commission on June 19, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated June 27, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s prompt review of this filing to allow the Company to meet its timeline.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Share-based compensation expenses, page 94

1.                                      You disclose that options were issued in connection with the Reorganization that were not treated as newly granted for accounting purposes. Please provide us with the details of these options including the number issued, the significant terms and the underlying fair value of the Pintec ordinary shares used to value the options. Also, tell us how you accounted for these options and refer to the authoritative guidance you relied upon.

The Company respectfully advises the Staff that, as part of the reorganization procedures, 23,187,818 options to purchase the underlying Pintec ordinary shares were issued by Pintec in December 2017, excluding awards that were forfeited, under the Company’s first share incentive plan (the “First Plan”), which mirrored the number and vesting terms of the options originally granted by Jimu Group historically. The issuance of these Pintec options was required by the original terms of the options granted by Jimu Group which states that an “equitable” adjustment is required to compensate the grantees due to any equity restructuring event including any stock split, merger, spin off or other reorganization.

The significant terms of the options granted to the employees of the Pintec businesses to purchase Pintec ordinary shares include:

•                  Exercise price: US$ 0.000125 per share.

•                  Vesting condition: The options shall become vested as to 25% of the total number of ordinary shares subject to first anniversary of the vesting commencement date. Within 3 years thereafter, the remaining 75% of the total number of ordinary shares subject to options become vested at the end of each 3-month period. The vesting schedule requires continued employment or service through each applicable vesting date as a condition to the vesting of the applicable installment of the option.

•                  Vesting commencement date: Since Pintec Group was established based on certain business spin-off and equity restructuring, and in order to make sure that there are no substantial changes to the commercial terms of the Pintec options comparing to the original Jimu Group options, this vesting commencement date for the grantees is a “deemed” commencement date specifically designed based on the previous Jimu Group options (“Jimu original awards”) in place prior to the spin-off and equity restructuring.

Prior to the reorganization completion, Jimu Group granted the eligible employees of Pintec (and also the eligible employees of Jimu) the options to purchase the underlying ordinary shares of Jimu Parent,. The options granted were subject to a service condition of four years and were treated as grant of equity awards. The Company wants to clarify that the share based compensation expenses recognized in the Pintec financial statements for the year ended December 31, 2016 and 2017 and for the first three months ended March 31, 2018 were “pushed-down” from Jimu Group in accordance with SAB Topic 1.B - Allocation of Expenses and Related Disclosure in Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity and ASC 718-10-15-4. The determination of the amount of the share based compensation expenses recognized by Pintec prior to the reorganization completion was primarily based on (i) the fair value of the Jimu Parent’s ordinary shares on the respective grant dates, which included the equity value attributable to the Pintec Business, (ii) the number of awards granted to employees of Pintec, and (iii) the vesting terms of these grants.

In connection with the reorganization and as a result of the anti-dilution provision in the plan and agreement of the Jimu original awards, Pintec issued options to purchase the underlying ordinary shares of Pintec which mirrored the number and vesting terms of the options originally granted by Jimu Group, in order to keep the employees in an equitable economic position after the equity restructuring.

As these options were issued to make equitable adjustment to the grantees of options of Jimu Parent in connection with the reorganization and was not issued to give discretionary awards additionally, and the fact that the effectiveness of these options issued by Pintec was contingent to the reorganization completion, the accounting for the issuance of such options was therefore not reflected in Pintec financial statements for the year ended December 31, 2017 but in the period after the reorganization completion in accordance with ASC 718-20-35-6.

2.                                      Please tell us whether Pintec has granted any share-based compensation awards in 2018. If so, as previously requested, please provide us with the details of these grants including the date of grant, the number of options or equity instruments granted or issued, the exercise price and the fair value of underlying ordinary shares. Please provide updates through the date of effectiveness.

The Company respectfully advises the Staff that, as of the date of this response letter, in addition to the options issued in connection with the restructuring and the anti-dilution provision as discussed in comment 1, the Company granted 16,397,500 and 2,405,000 new share options to (i) the eligible employees and directors of Pintec and (ii) employees of Jimu Parent, respectively on May 31, 2018 to purchase the underlying ordinary shares of the Company under the Company’s second share incentive plan (the “Second Plan”), which was adopted subsequent to the reorganization completion.

In relation to these new grants, the Company has revised the subsequent event disclosures on page F-116 accordingly. The Company is currently still in the process of determining the underlying fair value of the shares of the Company to determine the fair value of the options granted on May 31, 2018 and will provide the information to the Staff when it is available. The Company will also update the Registration Statement to disclose the details of new grants, if any, subsequent to this response letter through the date of effectiveness.

3.                                      Please revise to include a discussion of the methods used to determine the fair value of the underlying Pintec ordinary shares and the nature of the material assumptions involved.

In response to the Staff’s comment, the Company wants to further clarify that the share based compensation recognized in the combined financial statements for the year ended December 31, 2016 and 2017 and for the first three months ended March 31, 2018 were “pushed-down” from Jimu Group in accordance with SAB Topic 1.B - Allocation of Expenses and Related Disclosure in Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity and ASC 718-10-15-4. The determination of the amount of the share based compensation of Jimu Parent allocated to Pintec was primarily based on the fair value of the Jimu Parent’s ordinary shares on the respective grant dates, the number of awards granted to the employees of Pintec, and the vesting terms of the grants. The discussion of the methods used to determine the fair value of the underlying Jimu Parent’s ordinary shares and the nature of the material assumptions involved were already disclosed on pages 96 through 97 and pages F-51 through F-52 of the Registration Statement.

As explained in our responses to comment 1, because the options issued in December 2017 were in connection with the reorganization but they were not treated as newly granted for accounting purposes, the Company has not determined the fair value of the Pintec ordinary shares to recognize any share based compensation cost or expenses in relation to the options issued by Pintec in December 2017 in the period before the reorganization completion in March 2018.

With respect to the new grants mentioned in our responses to comment 2, the Company will provide  updated disclosures in the Registration Statement to discuss the methods used to determine the fair value of the underlying Pintec ordinary shares and the nature of the material assumptions involved for fair value of the new options granted on May 31, 2018.

Liquidity and Capital Resources, page 104

4.                                      You disclose that you borrowed RMB564 million from an individual pursuant to a one-year unsecured general loan in January 2018. Please identify the lender and file the loan agreement as an exhibit to the registration statement. Refer to Item 10.C of Form 20-F and Item 601(b)(10) of Regulation S-K. Clarify whether the proceeds from this offering will be used to repay this indebtedness.

In response to the Staff’s comment, the Company has revised page 105 of the Registration Statement to disclose the identity of the lender and has filed the loan agreement as exhibit 10.30.

Item 7. Recent Sales of Unregistered Securities, page II-1

5.                                      Your response to prior comment 12 indicates that the shares issued in 2017 were those of Pintec; however, you also indicate that these shares were not reflected in the financial statements until after the reorganization. Please explain your basis for not including these share issuances in your 2017 financial statements and refer to any authoritative guidance you relied upon.

The Company respectfully advises the staff that the Cayman Island holding company of the Pintec Group (i.e. Pintec Technology Holding Limited) being the parent company of the subsidiaries and the VIEs of Pintec Group in China was contingent to the reorganization completion. As the reorganization of the Group was only completed in March 2018, the financial statements of the Group for the year ended December 31, 2017 were still prepared for the predecessor, i.e. the Pintec business on a combined basis in accordance with ASC 810-10-55-1B.

Accordingly, the Company did not reflect the share issuance in the 2017 financial statements but reflected those share issuance in the 2018 Q1 interim financial statements upon the reorganization completion in March 2018.

6.                                      We note that you began to securitize a significant proportion of your financial receivables through public and private asset-backed securities in 2017. Please disclose information regarding these issuances pursuant to Item 701 of Regulation S-K.

The Company respectfully advises the Staff that the Company is not the issuer of the public and private asset-backed securities through which the Company has securitized a significant proportion of its financial receivables. These securities are issued by special purpose vehicles (referred to as “securitization vehicles” in the Company’s financial statements in the Registration Statement) that are consolidated in the Company’s financial statements as variable interest entities. Please see for example page F-45 of the Registration Statement, which states: “The Group securitizes its financing receivables through the transfer of those assets to securitization vehicles which then issue debt securities to third-party investors.” The Company respectfully submits that these securities are therefore not “securities of the registrant” within the meaning of Item 701 of Regulation S-K.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or by e-mail at julie.gao@skadden.com, or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or by email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Wei Wei, Chief Executive Officer, Pintec Technology Holdings Limited

Steven Yuan Ning Sim, Chief Financial Officer, Pintec Technology Holdings Limited

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris K.H. Lin, Esq., Simpson Thacher & Bartlett LLP